Exhibit 99.1

Qilian Received Notification of Deficiency from Nasdaq Related to not timely Filing of Annual Report Form 20-F

JIUQUAN, China, February 23, 2023 /PRNewswire/ – Qilian International Holding Group Ltd (NASDAQ: QLI) (“Qilian” or the “Company”), a China-based pharmaceutical and chemical products manufacturer, today announced it has received a notice of non-compliance from Nasdaq Stock Market LLC (“Nasdaq”) on February 16, 2023 stating that, as a result of not having timely filed its annual report on Form 20-F for the year ended September 30, 2022, Qilian is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires timely filing of periodic financial reports with the Securities and Exchange Commission. This notice has no immediate effect on the listing or trading of Qilian’s ordinary shares on Nasdaq.

Under Nasdaq’s listing rules, the Company has 60 calendar days to submit a plan to regain compliance. If the plan is accepted by Nasdaq, the Company can be granted up to 180 calendar days from the Company’s Form 20-F’s filing due date, or until August 14, 2023, to regain compliance.

About Qilian International Holding Group Ltd

Qilian International Holding Group Ltd, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the Company’s website at http://ir.qlsyy.net.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; products demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China; the COVID-19 outbreak and its impact on our operations and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.